SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Drs. M.A. van den Bergh
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3	€ 1,344	4,800
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	2,000	€ 1,120	4,000
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij		-	-

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 3
8.	Selling price	: € 1,344
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	2,000	€ 1,120	4,000

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162, 2501 AN The Hague	Signature:
0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: Drs. M.A.. van den Bergh XXXX
XXXX
Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	:.N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	: 3
7.	Price of the securities	: € 1,344
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:			No
2.	Any person who determines or contributes to the daily management of the institution:			No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:	Yes
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten
Postbus 162	Date: 30.06.2005
2501 AN Den Haag, Nederland	Signature:

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Mrs. L.Z. Cook
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Restricted shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	15,599	€ 8,735.44	-
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3,607	€ 2,019.92	3,607
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	302,725	-	-
Shares via the Provident Fund	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,574	€ 5,921.44	-

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 6
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights

Restricted shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	15,599	€ 8,735.44	-
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3,607	€ 2,019.92	3,607
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	302,725	-	-
Shares via the Provident Fund	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,574	€ 5,921.44	-

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996	: yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned	: yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXXX
Postal code & residence of the person obliged to notify	XZXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors	: YES
2. Member of the Board of Directors of an affiliated company	:	NO
3. Member of the Supervisory Board	:	NO
4. Member of the Supervisory Board of an affiliated company	:	NO

Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	date: 30.06.2005
P.O. Box 162
2501 AN The Hague	Signature:

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Drs. A.G. Jacobs
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3	€ 1,344	4,800

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 3
8.	Purchase price and/or selling price	: € 1,344
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXXX
Postal code & residence of the person obliged to notify	XXXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162	Signature:
2501 AN The Hague
0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: Drs. A.G. Jacobs XXX XXX

Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other

4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	: N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	: 3
7.	Price of the securities	: € 1,344
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:			No
2.	Any person who determines or contributes to the daily management of the institution:			No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:	Yes
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten
Postbus 162	Date: 30.06.2005

2501 AN Den Haag, Nederland	Signature:

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Mr. W. Kok
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3	€ 1,344	4,800

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 3
8.	Purchase price and/or selling price	: € 1,344
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

	Is this the first notification under section 2 of the Wmz 1996	: yes [ ]	no [X]
1.	Is this the first notification the issuing institution concerned	: yes [ ]	no [X]
2.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXXX
Postal code & residence of the person obliged to notify	XXXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	date: 30.06.2005

P.O. Box 162

2501 AN The Hague	Signature

0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: W. Kok XXXXX XXXXX

Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	:.N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	: 3
7.	Price of the securities	: € 1,344
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:			No
2.	Any person who determines or contributes to the daily management of the institution:			No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:	Yes
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten

Postbus 162	Date: 30.06.2005

2501 AN Den Haag, Nederland	Signature:

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij Carel van Bylandtlaan 30 2596 HR Den Haag

Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	:.N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	: 1,500
6b.	Number of securities sold in the transaction	:
7.	Price of the securities	: € 672,000
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has issued or will issue securities within the meaning of Section 46, subsection 1:	Yes
2.	Any person who determines or contributes to the daily management of the institution:			No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:			No
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten

Postbus 162	Date: 30.06.2005

2501 AN Den Haag, Nederland	Signature:

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Jhr.Mr. A.A. Loudon
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	75,000	€ 42,000	75,000

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 6
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	75,000	€ 42,000	75,000

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual		%
- Direct potential	%	- Direct potential		%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential		%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162	Signature:
2501 AN The Hague
0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Prof.Dr. H. Markl
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3	€ 1,344	4,800

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 3
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162	Signature:
2501 AN The Hague
070 3773996 – 070 3773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: Prof. Dr. H. Markl XXXX XXXX

Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	:.N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	: 3
7.	Price of the securities	: € 1,344
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:			No
2.	Any person who determines or contributes to the daily management of the institution:			No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:	Yes
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten

Postbus 162	Date: 30.06.2005

2501 AN Den Haag, Nederland	Signature:

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Mrs. Ch. Morin-Postel
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 6
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: [ ] YES	[X] NO
10.	statement of the total number of securities after the transaction	:

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	date: 30.06.2005

P.O. Box 162

2501 AN The Hague	Signature

0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Mr. L.R. Ricciardi
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,000	€ 5,600	10,000

Sort of security involved in the transaction

4.	type of security	: Priority shares
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
b.	Number of securities sold in the transaction	: 6
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: N/A
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights

Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,000	€ 5,600	10,000

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	NO
2.	Is this the first notification the issuing institution concerned :	NO

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	:	NO
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	: YES
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	Date: 30.06.2005
P.O Box 162
2501 AN The Hague
070 3773996 – 070 3773115	Signature:

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Dr. ir. R.J. Routs
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	3	€ 1,344	4,800
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	138,733	-	-

Sort of security involved in the transaction

4.	type of security	: Priority shares
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.2005
7a.	Number of securities acquired in the transaction[1]	:
7b.	Number of securities sold in the transaction	: 3
8.	Purchase price and/or selling price	: € 1,344
9.	Transaction according to an investment management agreement	: N/A
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights

Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	138.733	-	-

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	yes [ ]	no [X]
2.	Is this the first notification the issuing institution concerned :	yes [ ]	no [X]

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	: YES
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	:	NO
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162
2501 AN The Hague	Signature
Tel. 0703773996 – Fax 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Form for the disclosure of securities transactions in the own issuing institution

Part I

1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: Dr. ir. R.J. Routs XXXX XXXX

Sort of security
3.	Sort of security	: Priority shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 448
	- Option series (call option/put option)	: N/A
	- Exercise price	:.N/A
	- Expiration date	: N/A

Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 28.06.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	: 3
7.	Price of the securities	: € 1,344
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:			No
2.	Any person who determines or contributes to the daily management of the institution:	Yes
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:			No
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:			No
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:			No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:			No
- Is the disclosure made through the Compliance Officer of the issuing institution			Yes
- If the transaction concerns an employee participation plan: date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten

Postbus 162	Date: 30.06.2005

2501 AN Den Haag, Nederland	Signature:

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Ir.drs. J. van der Veer
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	13,330	€ 7,464.80	13,330
Bonus shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	12,582	€7,045.92	-
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	467,100	-	-

Sort of security involved in the transaction

4.	type of security	: Priority shares
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 448
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 28.06.05
7a.	Number of securities acquired in the transaction[1]	:
7b.	Number of securities “sold” in the transaction	: 6
8.	Purchase price and/or selling price	: € 2,688
9.	Transaction according to an investment management agreement	: N/A
10.	statement of the total number of securities after the transaction	:

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights

Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	13,330	€ 7,464.80	13,330
Bonus shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	12,582	€ 7,045.92	-
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	467,100	-	-
Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual	%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1.	Is this the first notification under section 2 of the Wmz 1996:	NO
2.	Is this the first notification the issuing institution concerned :	NO

3.	If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;
	- the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
	- the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
	- the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXX
Postal code & residence of the person obliged to notify	XXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	Member of the Board of Directors	: YES
2.	Member of the Board of Directors of an affiliated company	:	NO
3.	Member of the Supervisory Board	:	NO
4.	Member of the Supervisory Board of an affiliated company	:	NO

	Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	30.06.2005
P.O. Box 162
2501 AN The Hague	Signature

0703773996 – 0703773115

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 1 July 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)